

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 14, 2008

Mr. Gregory H. Boyce
Chairman and Chief Executive Officer
Peabody Energy Corporation
701 Market Street
St. Louis, MO 63101

   Re: Peabody Energy Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2007
     Filed February 28, 2008
     File No. 1-16463

Dear Mr. Boyce:

  We have completed our review of your 2007 Form 10-K, and do not, at this time, have any further comments.

       Sincerely,

       Jill S. Davis
       Branch Chief